UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 3, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Syneron Medical Ltd.

File No. 001-34559 - CF#34863

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Syneron Medical Ltd. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 19, 2014, as modified with respect to Exhibit 4.20 by the same agreement refiled with fewer redactions as an exhibit to a Form 6-K dated March 8, 2017.

Based on representations by Syneron Medical Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.20 to Form 6-K dated March 8, 2017   through March 19, 2020
Exhibit 4.20 to Form 20-F filed March 19, 2014   through March 19, 2020
Exhibit 4.21 to Form 20-F filed March 19, 2014   through March 19, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary